Candidates appointed by non-controlling shareholder

to the Board of Directors and Fiscal Council

Rio de Janeiro, April 19, 2016 - Petróleo Brasileiro S.A. – Petrobras, as stated in Circular Letter CVM/SEP/Nº02/2016, informs that has received appointment of candidates to the Board of Directors (BoD) and Fiscal Council (FC) for the elections to be held at the at the Ordinary General Meeting on April 28, 2016.

Shareholder Banco Clássico S.A. is appointing the following candidates:

Candidate	Position
Walter Mendes de Oliveira Filho	BoD member – Minority shareholders (principal)
Guilherme Affonso Ferreira	BoD member – Preferred shareholders (principal)
Walter Luis Bernardes Albertoni	FC member – Minority shareholders (principal)
Manuel Jeremias Leite Caldas	FC member – Minority shareholders (alternate)
José Pais Rangel	FC member – Preferred shareholders (principal)
Ronaldo Dias	FC member – Preferred shareholders (alternate)

Find attached the curriculum of the appointed candidates.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and the Company’s other filings with the U.S. Securities and Exchange Commission.

ANNEX:

Walter Mendes de Oliveira Filho, Brazilian, economist. Since September 2014, he has held the position of Executive Director of the Committee of Mergers and Acquisitions – CAF, a selfregulation entity of the BM&FBovespa, ANBIMA, AMEC and IBGC. Previously, he was a partner and asset manager at Cultinvest Asset Management Ltda., an asset management firm, where he managed equity and fixed income (2010/2014). Before that, he was an Equity Superintendent, responsible for managing funds and stock portfolios distributed to clients of Banco Itaú-Unibanco S.A. (2003/2010). He was Investment Officer for Latin America, being responsible for managing equity funds in Latin America and the portion of these shares in Emerging Market of Schroder Investment Management PLC- London, a London-based investment management company (2000/2003). CEO, responsible for opening the office of Schroders Investment Management Brasil, the Brazilian branch of Schroder Investment Management PLC- London, in 1994, recruiting the research and management team and creating the asset management business for local institutional clients in 1999 (1994/1999). Between 1978/1993, he held the following positions at the Unibanco S.A. financial institution: Investment Research Supervisor (1987/1993); Head of Industry Research (1983/1987) and Investment Analyst (1978/1983). Founding Director of the Brazilian Association of Capital Market Investors – AMEC, a capital market association, in 2006, and its Chairman between 2009 and 2011. Member of the Oversight Board of Investment Analysts, an oversight board (2011/current) and member of the Advisory Board (2005/2007) of the Association of Capital Market Analysts and Professionals – APIMEC.

Guilherme Affonso Ferreira, Brazilian, engineer, entrepreneur. Graduated in Engineering from the Escola Politécnica of the University of São Paulo-USP. Post-graduate in Political Science by Macalester College in Saint Paul/USA, and specialization in Beef Cattle Production by James Cook University in Townsville, Australia. He was a member of the Board of Directors of Pão de Açúcar S/A, Unibanco S/A, Unibanco Holdings S/A, Manah S/A, Tavex S/A (Spain), Santista Textil S/A, Coldex Frigor S/A and Banco Indusval S/A. He is currently a member of the Board of Directors of Sul America S/A, Gafisa S/A, Valid S/A, Arezzo S/A and T4F S/A. He is also part of the Board of the non-governmental organizations: Institute of Citizenship, São Francisco Home School, AACD, Solidarity Sport, Sitawi, Azzi Institute and Orthopedic Institute of Campinas.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Walter Luis Bernardes Albertoni, Brazilian, Bachelor of Law, graduated from PUC-SP. Post-Graduate in Civil Procedural Law (PUC-SP/COGEAE) in Corporate Law and Tax Law (LLM lnsper). Legal Adviser of AMEC - Brazilian Association of Investors in the Capital Markets - since its foundation (2006), issuing opinions and developing institutional manifestations in defending the rights and interests of minority shareholders. Alternate counselor of the Appeal Council of the National Financial System (2012/2015). As a Lawyer, he has more than twenty years of experience in civil, corporate and business issues. He participated in various operations (M&A) and performed the analysis and preparation of opinions on relevant corporate transactions to the Brazilian securities market. He is currently member of Petrobras´ Fiscal Council, elected in 2013 and reelected in 2014 and 2015. Alternate member of Fiscal Council of Ser Educacional, elected in 2015.

Manuel Jeremias Leite Caldas, Brazilian engineer. He has master degree in Economics and is also a financial advisor for Alto Capital Asset Management. He was Manager and Chief Economist of PEBB Bank S.A. and Senior Analyst of Banco Bozano Simonsen S.A.. He is presently a Board member at AES Eletropaulo and Fiscal Council member of Eletrobras and Contax. Previously, he was Board member at Forjas Taurus and Fiscal Council member of Oi and CESP.

José Pais Rangel, Brazilian, lawyer. With solid career in public companies, exercised the Central Bank of Brazil - BACEN the following functions: Capital Market lnspector, Capital Markets Supervisor, Regional Head of Capital Market Supervision , Head of the Department of Public Debt, Market Operations Manager, Project Coordinator and deployer of the SELIC system in the Brazilian financial market, Founder and Member of the Board of Trustees of CENTRUS - Private Pension Central Bank Foundation, Coordinator of the Privatization Program of companies controlled by the Central Bank of Brazil, Chairman of the Board of Directors of Companhia America Fabril, member of the Board of Directors of the company Fábrica de Tecidos Dona Isabel, Advisor to the President of the Republic – SEPLAN/Special Committee on Privatization, President of Companhia Nacional de Tecidos Nova America, Liquidator of  the  following  state enterprises: DIGIBRAS (Empresa Digital Brasileira S.A .)- DIGIDATA (Elecrônica S.A.) and PROEL (Processos Eletrônicos Ltda.). Currently holds the positions of: Vice President of Banco Clássico SA, Member of the Board of Directors of Companhia Distribuidora de Gas of Rio de Janeiro - CEG, Member of the Board of Directors of Tractebel Energia S.A., member of the Board of Directors of Kepler Weber S.A. and Member of the Board of Directors of Companhia Energetica de Minas Gerais - CEMIG (public companies). He is also lnvestment Funds Manager accredited by CVM.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Ronaldo Dias, Brazilian, accountant. He is Legal Expert and was an official of the Central Bank of Brazil (1980/1998) where he held the following functions: Auditor - Audit lnspector in the National Financial System, lnspection Coordinator in the National Financial System and Supervisor Substitute Supervision in the Financial System. He was Ombudsperson in Banco Clássico (2007/2013), Internal Auditor (2013/2015) and Administrative Manager of Fundo Dinâmica Energia (2014/2015). He is currently Director of Banco Clássico, Alternate  Member of Fiscal Council of CEG and Principal Member of Fiscal Council od CEMIG.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and the Company’s other filings with the U.S. Securities and Exchange Commission.